First Brokers Securities LLC

Statement of Financial Condition
Pursuant to Rule 17A-5 under the Securities and
Exchange Act of 1934
December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-43035

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Brokers Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside 5, 185 Hudson Street, Suite 1500
(No. and Street)

Jersey City	New Jersey	07311-4011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Salvia — (212) 513-4445
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - if individual, state last, first, middle name)

529 5th Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

First Brokers Securities LLC
Table of Contents
December 31, 2020

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
         the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ]   Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Philip J. Salvia, affirm that, to the best of my knowledge and belief, the accompanying statement of

financial condition pertaining to First Brokers Securities LLC at December 31, 2020, is true and correct.

I further affirm that neither the Company nor any officer or director has any proprietary interest in any

account classified solely as that of a customer.



_____
Signature

COO/CCO _____
Title

Subscribed and sworn
to before me



_____



VALENTIN RIVERA HILDA
Notary Public, State of New York
No. 01VA5066801
Qualified in Bronx County
Commission Expires October 7, 2022

1



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
First Brokers Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Brokers Securities LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of First Brokers Securities LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, First Brokers Securities LLC has changed its method of accounting for credit losses in 2020 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 326, *Financial Instruments - Credit Losses*.

Basis for Opinion

This financial statement is the responsibility of First Brokers Securities LLC's management. Our responsibility is to express an opinion on First Brokers Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Brokers Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit presents a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as First Brokers Securities LLC's auditor since 2018.
New York, New York
February 25, 2021

First Brokers Securities LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	8,261,080
Receivable from clearing broker, net		3,183,745
Receivable from broker-dealers		4,140
Right of use asset		3,448,234
Property and equipment, net		1,435,457
Prepaid expenses and other assets		510,916
Total assets	$	16,843,572

Liabilities and Members' Equity

Liabilities

Accrued compensation and related expenses	$	2,643,702
Accounts payable and accrued expenses		140,442
Present value of lease liability		4,082,978
Revolving note subordinated to the claims of general creditors		4,000,000
Payable to affiliate		44,424
Total liabilities		10,911,546

Commitments and contingencies (Note 11)

Members' equity		5,932,026
Total liabilities and members' equity	$	16,843,572

The accompanying notes are an integral part of this financial statement.

1.   **Organization**

First Brokers Securities LLC (the "Company") is a Delaware Limited Liability Company.   The Company, which is headquartered in New Jersey, and has a branch office in Juno Beach, Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC") and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA").   The Company's principal business activity is the brokering of corporate and government debt securities.

The Company is owned 60% by AO-First Brokers LLC and 40% by ICAP Global Broking Inc.

Brokerage Capacities

With regard to certain products, the Company acts in the capacity of either "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching in whole or in part of reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market.   Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" marketplaces acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

In connection with acquiring positions from unmatched principal transactions and erroneous agency transactions, the Company, while managing and liquidating such positions, may generate a profit or a loss.

1. **Organization (continued)**

    COVID-19

    During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. **Summary of Significant Accounting Policies**

    (a) Basis of Presentation

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

    (b) Cash and Restricted Cash

    The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. At December 31, 2020, the Company has no cash equivalents.

    Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. As of December 31, 2020, the only restricted cash is the deposit with clearing broker.

    (c) Fair Value

    The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

    Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

    Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

    Level 3 - Unobservable inputs for the asset or liability.

3.   Summary of Significant Accounting Policies (continued)

 (c) Fair Value (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities listed on a national exchange are valued at the last closing bid price if owned by the Company and the last closing ask price if sold short by the Company on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at estimated fair value in accordance with US GAAP.

 (d) Right of use assets and lease liabilities

The Company recognizes its leases in accordance with Accounting Standards Codification ("ASC") Topic 842, *Leases* ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 3.5% incremental borrowing rate. Right of use assets also exclude lease incentives.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

3.   **Summary of Significant Accounting Policies (continued)**

   (d) **Right of use assets and lease liabilities (continued)**

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

   (e) **Impairment of Long-Lived Assets**

In accordance with GAAP, the Company periodically assesses the recoverability of the carrying amounts of long-lived assets whenever events or changes in circumstances occur that indicate the carrying value may not be recoverable. An impairment loss is recognized when expected undiscounted future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. At December 31, 2020, there was no impairment loss on the Company's long-lived assets.

   (f) **New Accounting Pronouncement**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities.

For financial assets measured at amortized cost (e.g. cash, receivables from clearing broker and broker dealers, and advances to employees), the Company has evaluated the expected credit losses based on the nature and contractual life or expected life of the financial assets, credit quality of the counter party and immaterial historic and expected losses. The Company concluded that there are de minimus expected credit losses and did not record a reserve for the cash or due from broker balances. The Company has recorded a reserve for credit losses of $19,341 for advances to employees which are reflected in prepaid expenses and other assets in the statement of financial condition. The Company continually monitors these estimates over the life of the receivable.

This new CECL standard became effective on January 1, 2020, and the Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of the effective date.

4.   **Employee Benefits**

The Company sponsors a 401(k) retirement plan (the "Plan"). The Plan covers all employees upon commencement of employment with the Company. The Company does not match employee contributions.

5.   **Securities Owned and Securities Sold Not Yet Purchased**

As more fully described in Note 1, from time-to time the Company may hold securities positions arising from unmatched principal transactions. The Company seeks to reduce the liquidity risk associated with these positions by selling certain securities that are not yet purchased. When these situations occur the Company's statement of financial condition will reflect securities owned as well as securities sold, not yet purchased. Securities sold not yet purchased consists mainly of US Treasury debt securities that serve as a hedge against corporate debt securities that may be owned. All of the corporate debt securities and the US Treasury debt securities are classified as level 2 securities within the fair value hierarchy. At December 31, 2020, there were no securities owned or securities sold, not yet purchased.

6.   **Property and Equipment**

Property and equipment are depreciated using the straight line method and are comprised of the following as of December 31, 2020:

		Estimated Useful Lives
Telephone and computer equipment	$ 402,950	3 to 5 years
Furniture and fixtures	132,300	3 to 5 years
Leasehold improvements	1,410,964	Term of Lease
Software	279,929	3 to 5 years
	2,226,143	
Less: Accumulated depreciation and amortization	(790,686)	
	$ 1,435,457	

7.   **Related Party Transactions**

The Company entered into agreements whereby subsidiaries of the minority owner provide certain services to the Company.

Prepaid expenses and other assets include advances to employees, which are non-interest bearing and due on demand, totaling approximately $85,000, net of reserve for credit losses of approximately $19,000 at December 31, 2020.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

As of December 31, 2020, the Company has a payable of approximately $1.2 million to related parties of First Brokers Securities LLC, which is included in accrued compensation and related expenses on the statement of financial condition.

8.   **Due from Clearing Broker**

Pursuant to an amended agreement with a clearing broker, the Company is required to maintain a clearing deposit of $2,000,000, which is included in the net receivable from clearing broker in the accompanying statement of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statement for this indemnification.

9.   **Revolving Note and Cash Subordination**

On February 1, 2015, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Agreement") with ICAP Securities USA LLC, an affiliate of ICAP Broker Holdings North America (IBHNA). The Agreement creates a $5,000,000 line of credit with a draw down period that expires on January 31, 2022 and requires that any advances under the Agreement be repaid by no later than January 31, 2023. The interest rates will be agreed to at the time of each advance. Any advances will be considered as liabilities of the Company, subordinated to claims of its general creditors, and will be available to be added back for net capital purposes. During the year ended December 31, 2020, the Company borrowed $6,000,000 and repaid $4,000,000 resulting in an open note balance of $4,000,000.

10.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined. At December 31, 2020, the Company's net capital was approximately $8,261,000 which was approximately $8,011,000 in excess of its minimum requirement of $250,000.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2020, the Company's net capital as noted above also exceeded the minimum net capital required under Regulation 1.17 of $45,000 by approximately $8,216,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

11. Concentration

Substantially all of the cash assets of the Company are held by one bank and a single clearing broker-dealer. The Company has a significant cash receivable from its clearing broker and in addition all of the Company's securities owned and its securities sold but not yet purchased are carried by this single clearing broker-dealer. Within each of the securities categories are significant amounts of securities issued by few issuers. The Company does not consider itself to be at any significant risk with respect to these concentrations. At times cash balances exceed FDIC limits.

As described in the preceding notes, the Company may hold unmatched principal positions and related short positions. When these securities positions arise, the amounts of the securities within the categories may be significant and may also represent securities issued by a small number of issuers.

12. Commitments and Contingencies

The Company has entered into leases for its facilities in New Jersey and Florida. The Company records the expenses to occupy its facilities on a straight line basis over the lease term.

As of December 31, 2020, maturities of the outstanding lease liability for the Company were approximately as follows:

Year ending December 31:		
2021	$	622,000
2022		635,000
2023		649,000
2024		662,000
2025		676,000
Thereafter		1,444,000
Total		4,688,000
Discount to present value		605,000
Lease Liability	$	4,083,000

Other information related to leases as of December 31, 2020:
Weighted average remaining lease term: 6.42 years.
Weighted average discount rate: 3.5%

13. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since December 31, 2020 through February 25, 2021, the date the financial statements were available to be issued and determined there are no subsequent events that occurred during this period that would require recognition or disclosure in this financial statement.

The Company withdrew its membership with the NFA on January 31, 2021.